

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

Via E-mail
Ross J. Kari
Executive Vice President — Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

>   **Re: Federal Home Loan Mortgage Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
>   **Filed November 3, 2011**
>   **File No. 001-34139**

Dear Mr. Kari:

We have reviewed your filings and your response filed November 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2011

Notes to Consolidated Financial Statements, page 108

Table 5.4 – Single Family TDRs, by Type, page 128

1.   We note footnote three to the table that loans in the trial period as of June 30, 2011 that completed the modification in July 2011 were included in the completed loan modification lines. We also note footnote four related to the trial period modifications line item that represents loans that entered the trial period for modification, regardless if the borrower completed the trial period during the third quarter of 2011 or remained in the trial period as of September 30, 2011. Please clarify whether all loans that entered

the trial period between January 1, 2011 and June 30, 2011, have also been reflected in this table, either as a completed modification, or as part of the trial period modification line item. To the extent this activity is not reflected, please tell us why. In addition, please clarify where loans that entered a trial period modification that was not successfully completed during the required time period would be classified in this table. Finally, please tell us and revise future filings to clearly disclose the level and frequency of information you receive from your servicers regarding loan modifications and loans that are in a trial payment period under modification programs like HAMP.

TDR Activity and Performance, page 129

2.   We note your disclosure that your process for determining the allowance for loan losses considers the impact that your loss mitigation activities have on probabilities of default. We also note from Table 5.6 that there were $4.7 billion of TDRs during the nine-months ended September 30, 2011 that had payment defaults within one year of the loan modification. Please tell us and revise future filings to provide a detailed discussion, by portfolio segment, as to how such defaults are factored into the determination of the allowance for loan losses. Please refer to ASC 310-10-50-34(b).

3.   We note Table 5.6 excludes loans subject to other loss mitigation activity that were classified as TDRs, but you do provide disclosure immediately below the table indicating the default events related to loans subject to other loss mitigation activity, including quantification of the number of loans and post-TDR recorded investment in the loans. Please clarify why you have chosen to disclose this table separately from the other TDRs. Additionally, please confirm that the loans subject to other loss mitigation activities are included in Table 5.5.

Please contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant